MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)

AUDITED FINANCIAL STATEMENTS

FOR THE PERIODS FROM JUNE 1, 2006 (DATE OF INCORPORATION)
TO DECEMBER 31, 2004 AND FROM JANUARY 1, 2007 TO APRIL 30, 2007

(Prepared in accordance with Generally Accepted Accounting Principles in the United States of America)

CONTENTS	PAGES
REPORT OF INDEPENDENT AUDITORS	2
CONSOLIDATED BALANCE SHEETS	3
CONSOLIDATED STATEMENTS OF OPERATIONS	4
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS	5
CONSOLIDATED STATEMENTS OF CASH FLOWS	6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	7 – 12

REPORT OF THE INDEPENDENT AUDITORS TO THE SHAREHOLDERS OF
MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
(Incorporated in the British Virgin Islands with limited liability)

We have audited the accompanying consolidated balance sheets of Mojo Media Works Limited (a development stage company) and its subsidiaries (the "Group") as of December 31, 2006 and April 30, 2007, and the related consolidated statements of operations, shareholders' equity (deficiency) and comprehensive income (loss), and cash flows for the periods from June 1, 2006 (date of incorporation) to December 31, 2006 and from January 1, 2007 to April 30, 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Basis of opinion

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mojo Media Works Limited and its subsidiaries on April 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for the period from June 1, 2006 (date of incorporation) to December 31, 2006 and from January 1, 2007 to April 30, 2007 in conformity with generally accepted accounting principles in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the financial statements, the Group's significant operating losses and net working capital deficiency position raise substantial doubt about its ability to continue as going concern. Management of the Group is developing a plan to raise sufficient capital through debt and/or equity financings. The ability of the Group to continue as a going concern is dependent on the success of this plan. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BKR Lew & Barr Limited

Nilar Tan Chan
Director
Shanghai, Peoples' Republic of China
Date:

MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

			As at 30 April 2007		As at 31 December 2006
			USD		USD
ASSETS					
Current assets					
Accounts and other receivables			$ 204,354		$ 13,156
Cash and cash equivalents			110,636		82,812
Total current assets			$ 314,990		$ 95,968
Non-current assets					
Intangible assets – upfront licensing fee			$ 130,000		$ 130,000
TOTAL ASSETS			$ 444,990		$ 225,968
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)					
Current liabilities					
Other payables and accrued expenses			$ 407,541		$ 394,599
Promissory Note			78,000		78,000
Loans from shareholders			-		73,746
Advances from Eworld Interactive, Inc.			450,000		-
Total current liabilities			$ 935,541		$ 546,345
Shareholders' equity (deficiency)					
Ordinary shares(Authorized: 50,000 shares; par value US$1, Issued and fully paid-up : 50,000 shares)			$ 50,000		$ -
Accumulated deficit			(540,551)		$ (320,377)
Total shareholders' equity (deficiency)			$ (490,551)		$ (320,377)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)			$ 444,990		$ 225,968

The accompanying notes are an integral part of these financial statements.

MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States dollars)

	For the period from January 1, 2007 to April 30, 2007	For the period from June 1, 2006 (date of incorporation) to December 31 2006	Accumulated from June 1, 2006 (date of incorporation) to April 30,2007
REVENUE	$ 20,625	$ -	$ 20,625
DIRECT COSTS	-	-	-
PROFIT BEFORE OPERATING EXPENSES	$ 20,625	$ -	$ 20,625
OPERATING EXPENSES			
General and administrative expenses	(240,799)	(320,722)	(561,521)
LOSS FROM OPERATIONS	$ (220,174)	$ (320,722)	$ (540,896)
OTHER INCOME/(EXPENSES)			
Interest income	-	345	345
NET LOSS BEFORE TAXATION	$ (220,174)	$ (320,377)	$ (540,551)
TAXATION	-	-	-
NET LOSS	$ (220,174)	$ (320,377)	$ (540,551)

MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars)

	Share Capital	Exchange Reserve	Accumulated deficit	Total
Issuance of new shares	$ -	$ -	$ -	$ -
Net Loss for the period	-	-	(320,377)	(320,377)
Balance at December 31, 2006	$ -	$ -	$ (320,377)	$ (320,377)
Balance at January 1, 2007	$ -	$ -	$ (320,377)	$ (320,377)
Paid up of ordinary shares	50,000	-	-	50,000
Net Loss for the period	-	-	$ (220,174)	$ (220,174)
Balance at April 30, 2007	$ 50,000	$ -	$ (540,551)	$ (490,551)

MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	For the period from January 1, 2007 to April 30, 2007	For the period from June 1, 2006 (date of incorporation) to December31 2006	Accumulated from June 1, 2006(date of incorporation) to December 31, 2006
OPERATING ACTIVITIES			
Net loss	$ (220,174)	$ (320,377)	$ (540,551)
Changes in assets and liabilities:			
Other receivables	(191,198)	-	(191,198)
Other payables and accrued expenses	58,442	250,205	308,647
Promissory note	-	78,000	78,000
Advances from Eworld Interactive, Inc.	450,000	-	450,000
NET CASH FROM /(USED IN) OPERATING ACTIVITIES	$ 97,070	$ 7,828	$ 104,898
INVESTING ACTIVITIES			
Acquisition of licensing agreement	$ (45,500)	$ -	$ (45,500)
Purchase of subsidiaries, net of cash acquired	-	2,220	2,220
NET CASH (USED BY) / FROM INVESTING ACTIVITIES	$ (45,500)	$ 2,220	$ (43,280)
FINANCING ACTIVITIES			
Receipt / (repayment) of loans from shareholders	$ (73,746)	$ 72,764	$ (982)
Common stock sold	50,000	-	50,000
NET CASH (USED) / PROVIDED BY FINANCING ACTIVITIES	$ (23,746)	$ 72,764	$ 49,018
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 27,824	$ 82,812	$ 110,636
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	82,812	–	–
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD	$ 110,636	$ 82,812	$ 110,636
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Acquisition of subsidiaries			
- Cash consideration	$ -	$ -	$ -
- Other payables and accrued expenses	$ -	$ 14,394	$ 14,394
- Loans from shareholders	$ -	$ 982	$ 982
- Assets acquired (including licensing agreement)	$ -	$ 13,156	$ 13,156
Income tax paid	$ -	$ -	$ -
Interest paid	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS FROM JUNE 1, 2006 (DATE OF INCORPORATION)
TO DECEMBER 31, 2006 AND FROM JANUARY 1, 2007 TO APRIL 30, 2007
(EXPRESSED IN UNITED STATES DOLLARS)

1. Nature of Operations and Continuance of Business

    Mojo Media Works Limited (the "Company") is a limited liability company incorporated under the International Business Act of the British Islands ("BVI") on June 1, 2006.

    The principal business of the Company and its subsidiary companies (collectively referred to as the "Group") is to establish a new business in the production and distribution of television programs in the PRC. The Group has commenced such new business in 2007, but there has been no significant revenue. Accordingly, the Group is considered a development stage company.

    The ability of the Group to emerge from the development stage with respect to the above principal business activity is dependent upon its successful efforts to raise additional debt and/or equity financings and then attain profitable operations. Management has plans to seek additional capital through equity and/or debt offerings. There is no guarantee that the Group will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Group's ability to continue as a going concern.

    These financial statements have been prepared on a going concern basis and do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Group be unable to continue as a going concern.

2. Basis of Presentation

    The accompany consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

3. Summary of Significant Accounting Policies

    a. Basis of Consolidation

        The consolidated financial statements include results of the companies which now comprising the Group for the period ended December 31, 2006 (or where the companies were incorporated/established at a date later than January 1, 2006, for the period from the date of incorporation/establishment to December 31, 2006) and four months ended April 30, 2007 ("Relevant Periods").

        The Group is comprised of the Company, Mojo Media Works (Hong Kong) Limited ("Mojo Hong Kong"), a wholly owned subsidiary company of Mojo Hong Kong that is incorporated under the laws of the Peoples' Republic of China ("PRC"), Mojo Media Work Consulting Services (Shanghai) Limited, and a company that is a variable interest entity, as further elaborated in Note 4 below. The consolidated financial statements include the financial statements of the company, its subsidiaries, and the variable interest entity. All material inter-company balances and transactions have been eliminated on consolidation.

        Combination/consolidation of Mojo Hong Kong

        On January 24, 2006, the sole shareholder of the Company incorporated Mojo Hong Kong in Hong Kong. On April 24, 2007, Mojo Hong Kong underwent a reorganization such that it became a wholly owned subsidiary of the Company. On account that from its incorporation, Mojo Hong Kong was under common ownership and control as the Company; consequently, there was a continuation of the risks and benefits to the controlling party that existed prior to the reorganization on April 24, 2007. To give effect to such common control, the results of the Group for the Relevant Period have been prepared as though the current group structure had been in existence and remained unchanged throughout the Relevant Period.

    b. Cash and Cash Equivalents

        Cash and cash equivalents consist of cash in hand and at bank. For the purposes of the consolidated financial statements, the Group considers investments in all highly liquid instruments with maturities of three months or less at date of purchase to be cash equivalents.

MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS FROM JUNE 1, 2006 (DATE OF INCORPORATION)
TO DECEMBER 31, 2006 AND FROM JANUARY 1, 2007 TO APRIL 30, 2007
(EXPRESSED IN UNITED STATES DOLLARS)

c.   Revenue Recognition

The service income that the Group has so far derived from the provision of marketing and consulting services is recognized when the services are rendered.

d.   Deferred Taxation

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established, as needed, to reduce net deferred tax assets to the amount for which recovery is more likely than not.

e.   Foreign Currency Translation

The functional and reporting currency of the Company is the United States dollar ("US dollar"). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Translation gains and losses are recognized in the statements operations.

The financial records of the Group's subsidiary company are maintained in its local currency, the Renminbi ("RMB"), which is its functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, and gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of shareholders' equity (deficiency).

f.   Intangible Assets – Upfront Licensing Fee

Upfront licensing fees paid /payable to third party licensor are capitalized and amortized on a straight-line basis over the shorter of the useful economic life of the licensed right or license period, which is usually 5 years.

g.   Impairment of Long-Lived Assets and Intangible Assets

The Group reviews its long-lived assets and intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amount of assets may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets and intangible assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. No impairment of long-lived assets and intangible assets was recognized for any of the period presented.

h.   Use of Estimates

The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates assumptions include the carrying amount of equipment; and valuation allowances for deferred income tax assets. Actual results could differ from those estimates.

MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS FROM JUNE 1, 2006 (DATE OF INCORPORATION)
TO DECEMBER 31, 2006 AND FROM JANUARY 1, 2007 TO APRIL 30, 2007
(EXPRESSED IN UNITED STATES DOLLARS)

i.   Significant Risks and Uncertainties

The Group's management believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations or cash flows: the Group's limited operating history; competition from other competitors; regulatory or other PRC related factors; and risks associated with the Group's ability to attract and retain employees necessary to support its growth, risks associated with the Group's growth strategies; and general risks associated with the business of production and distribution of television programs.

j.   Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). This statement requires balance sheet recognition of the over funded or under funded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Non-Shareowners' Changes in Equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company's fiscal year end. Presently, we use a September 30 measurement date for a majority of our pension and postretirement benefit plans. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. We anticipate that the adoption of this pronouncement will not have a material impact on our consolidated financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. We are currently evaluating the potential impact of this statement.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the minimum accounting and disclosure requirements of uncertain tax positions. FIN 48 also provides guidance on the derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN 48 is effective for fiscal periods after December 15, 2006. We are currently analyzing the expected impact of adoption of FIN 48 on our financial statements.

4. Variable Interest Entity

PRC regulations currently limit foreign ownership of companies that participate in the production and distribution of TV programs in the PRC. To comply with these regulations, the Group's business in the production and distribution of television programs in the PRC are conducted through Shanghai Ruth Cultural Broadcasting Company Limited (also known as "Shanghai Ruth"), a company whose equity interests are held by individuals who are Chinese nationals, but by the adoption of Financial Accounting Standards Board Interpretation 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", as amended, Shanghai Ruth is treated as a variable interest entity and its results are consolidated into those of the Company. Shanghai Ruth is a PRC company incorporated in April 2005. By virtue of various contractual arrangements, the Company has total control over the operation and interest of Shanghai Ruth and is at risk for the losses of Shanghai Ruth, if any, or to benefit all returns of Shanghai Ruth, if any.

MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS FROM JUNE 1, 2006 (DATE OF INCORPORATION)
TO DECEMBER 31, 2006 AND FROM JANUARY 1, 2007 TO APRIL 30, 2007
(EXPRESSED IN UNITED STATES DOLLARS)

These agreements include:

a. <u>Two exclusive service agreements</u>. Under these agreements, the Group is the provider of technical and consulting service to Shanghai Ruth. In return, Shanghai Ruth is required to pay the Group service fees for the technical and consulting services it receives. The technical and consulting services fees are adjusted at the

Group's sole discretion. The Group is entitled to receive service fees in an amount up to all of the net income of Shanghai Ruth. The exclusive service agreements will terminate in April 2015 and in September 2024.

b. <u>Voting rights proxy agreement</u>   Under this agreement, the shareholders of Shanghai Ruth have conferred on the Group the voting rights to vote on all matters in relation to the management and operation of Shanghai Ruth. This agreement will terminate in September 2024.

c. <u>Share pledge agreement</u>   The shareholders of Shanghai Ruth have pledged their equity interest in Shanghai Ruth to the Company to secure the performance of the exclusive service agreements between Shanghai Ruth and the Group.

d. <u>Exclusive share option agreement</u>   Under this agreement, the Group has the option to acquire 100% equity interests in Shanghai Ruth for a purchase price equalled to the registered capital of Shanghai Ruth or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase.

By virtue of these agreements, the Group holds all the variable interests of Shanghai Ruth and the Group has been determined to be closely associated with Shanghai Ruth; the Group is the primary beneficiary of Shanghai Ruth. The agreements described above provide for effective control of Shanghai Ruth to be transferred to the Group at December 15, 2006.

5. Ordinary Shares

The Company has 50,000 shares of authorised ordinary shares with no par value. Up to April 30, 2007, 50,000 shares were issued and fully paid-up.

Pursuant to a written resolution dated June 2, 2006, 50,000 shares of the Company were issued at the subscription value of US$10 per shares. Subsequent to this subscription, however, no part of the subscription value had been paid into the Company – as a result the total subscription value of US$500,000 was considered unpaid. On April 26, 2007, the Company resolved to change the previously designated subscription value from US$10 per share to US$1 per share. As a result of this change, the share capital of the Company became US$50,000. At April 30, 2007, the entire subscription value of US$50,000 has been paid up.

6. Income Taxes

a) *British Virgin Islands Tax*
The Group's operations are not subject to taxation in the British Virgin Islands.

Hong Kong Tax
The Group's operations are not subject to the taxation in Hong Kong.

PRC Income Tax
The Company's subsidiaries in the PRC are subject to the Foreign Enterprise Income Tax. No PRC income tax has been provided as the Company's subsidiaries in the PRC recorded net operating losses of US$120,424, and US$53,922 for the year ended December 31, 2006 and period ended April 30, 2007.

MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS FROM JUNE 1, 2006 (DATE OF INCORPORATION)
TO DECEMBER 31, 2006 AND FROM JANUARY 1, 2007 TO APRIL 30, 2007
(EXPRESSED IN UNITED STATES DOLLARS)

b) Net operating loss carried forwards

As of December 31, 2006 and April 30, 2007, the Group had net operating loss carry forwards for tax purposes of approximately US$120,424, and US$174,346 respectively, which may be carried forward for a certain period of time.

c) Deferred tax assets

	For the period from January 1, 2007 to April 30, 2007	For the period from June 1, 2006 (date of incorporation) to December 31, 2006
Net operating loss/credit carry forwards	$ 174,346	$ 120,424
Valuation allowance	(174,346)	(120,424)
Deferred tax assets	$ -	$ -

The valuation allowance is provided as the directors considered that the utilization of tax losses to offset future taxable profit is uncertain in the coming financial period.

7. Intangible Assets – Upfront Licensing Fee

Gross carrying amount, accumulated amortization and net book value of the Group's intangible assets as of April 30, 2007 and December 31, 2006 are as follow:

	As at April 30, 2007	As at December 31, 2006
Gross carrying amount	$ 130,000	$ 130,000
Amortization	-	-
Net book value	$ 130,000	$ 130,000

Up to April 30, 2007, US$45,500 was paid for the above upfront licensing fee. As the license period of this right was not commenced as at April 30, 2007, no amortization was provided for the periods presented.

8. Promissory Note

The note is non-interest being and payable on or before October 25, 2006. The Group is in the process of negotiating a settlement of this promissory note and expects to settle this amount by the end of May 2007. The directors considered that there is no penalty that will significantly affect the financial position and operations of the Group.

9. Advances from Eworld Interactive, Inc.

On January 19, 2007, the Company and its shareholders signed a letter of intent with Eworld Interactive, Inc. ("EWIN") to sell 100% equity interest of the Company to EWIN. In conjunction with the letter of intent, EWIN advanced US$450,000 to the Company. These advances is non-interest bearing and repayable on demand.

10. Contribution Plan in the PRC

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.

MOJO MEDIA WORKS LIMITED
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS FROM JUNE 1, 2006 (DATE OF INCORPORATION)
TO DECEMBER 31, 2006 AND FROM JANUARY 1, 2007 TO APRIL 30, 2007
(EXPRESSED IN UNITED STATES DOLLARS)

11. Commitments

The Group entered into various agreements with Open TV, Inc in September 2006 for the Open TV Participate Back Office Modules/Systems. Pursuant to the agreement, the Group is required to pay various annual service fees of US$212,500 payable upon commencing of the respective projects. Up to April 30, 2007, no annual service fees were paid.

The Group entered into an agreement with CBS Broadcast International BV to license a format of television series in April 2006 for a year. Pursuant to the agreement, the Group is required to pay an annual license fee of US$65,000. Up to April 30, 2007, the concerned television series were not produced and hence no such license fee was paid. The Group is in the process of negotiating an extension of such license.

12. Subsequent Events

On May 18, 2007, the Company established a wholly owned subsidiary, Mojo Mediaworks Philippines, Inc. (the "Mojo Philippines") incorporated under the laws of the Philippines. Up to April 30, 2007, in accordance with the relevant rules and regulations in Philippines, the Company placed US$200,000 to a trust bank account under the name of a shareholder of the Company for the paid up capital of Mojo Philippines. This amount will be refunded to the Company after the registered capital of Mojo Philippines is fully paid up.